UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at July 23, 2008

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Paul Mann
Chief Financial Officer

Date: August 1, 2008

Print the name and title of the signing officer under his signature

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC ANNOUNCES CHANGE TO EXECUTIVE TEAM

July 23, 2008, Vancouver, BC - Amarc Resources Ltd. (TSXV: AHR; OTCBB: AXREF) ("Amarc" or the "Company") announces that Paul Mann, B.A.Sc., CA, has been appointed Chief Financial Officer of the Company, replacing Jeffrey Mason, who has resigned as Chief Financial Officer but will maintain his role on Amarc's Board of Directors.

Paul Mann has over 15 years of progressive experience in the mining sector, as Controller of Dayton Mining and De Beers Canada Mining, Corporate Controller at Eldorado Gold and at Hunter Dickinson, as Vice President Finance for Crew Gold, and as Chief Financial Officer of North Pacific Geopower. Since 2007 he has served as Director of Finance and Reporting for the Hunter Dickinson group of companies, overseeing all accounting, regulatory and securities compliance and reporting, as well as treasury and taxation for the group.

President and CEO, Ronald Thiessen commented, "On behalf of the Board, I would like to thank Jeffrey Mason for his financial leadership over the past 13 years. We wish Jeffrey all the best in his future endeavors and we look forward to his continued support on the Board of Directors."

About Amarc

Amarc Resources Ltd. is a Vancouver based exploration and development company, focused on making the next major new mineral deposit discovery in the Province of British Columbia. Amarc is affiliated with Hunter Dickinson Services Inc., the personnel and management of which have enjoyed considerable success in BC through their involvement with the Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar and Harmony deposits. Hunter Dickinson expects to further its BC success through Amarc.

For further details on Amarc, please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald Thiessen
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange.